
04034411

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number 0-13287

CIVIC BANK OF COMMERCE PROFIT SHARING AND RETIREMENT PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

CIVIC BANCORP
C/O CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


RECD S.E.C.
JUN 29 2004
1086

REQUIRED INFORMATION

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Civic Bank of Commerce Profit Sharing and Retirement Plan
By: City National Corporation, as successor Plan Sponsor

Date: June 28, 2004

By: ________________
Michael B. Cahill, Executive Vice President and General Counsel

122799.1;1

Index to Exhibits

KPMG

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Table of Contents

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Civic Bank of Commerce Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Civic Bank of Commerce Profit Sharing Retirement Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in note 1 to the accompanying financial statements, the Plan was terminated effective February 28, 2002. In accordance with accounting principles generally accepted in the United States of America, the financial statements are presented on the liquidation basis of accounting.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
April 29, 2004



CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments at fair value:		
Cash and cash equivalents	$ 487,133	$ 1,342,973
Mutual funds	1,079,604	1,838,797
Collective trust	994,882	1,393,330
Common stock	495,828	697,075
Participant loans	778	28,209
Net assets available for benefits	$ 3,058,225	$ 5,300,384

See accompanying notes to financial statements.

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (deletions) to net assets attributed to:		
Investment income (loss):		
Interest and dividends	$ 87,649	$ 80,406
Net appreciation (depreciation) in fair value of investments	607,409	(754,394)
Total investment income (loss)	695,058	(673,988)
Contributions:		
Employer's	—	62,060
Participants'	—	205,589
Total contributions	—	267,649
Benefits paid to participants	(2,925,669)	(1,362,825)
Administrative expenses	(11,548)	(25,438)
Net decrease	(2,242,159)	(1,794,602)
Net assets available for benefits:		
Beginning of year	5,300,384	7,094,986
End of year	$ 3,058,225	$ 5,300,384

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Civic Bank of Commerce Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

On February 28, 2002, Civic Bank of Commerce (the Company) was acquired by City National Corporation. The board of directors of the Company passed a resolution to terminate the Plan effective February 28, 2002. As such, all participants became 100% vested on February 28, 2002. City National Corporation became the successor plan sponsor of the Plan effective February 28, 2002. Employees became eligible to participate in City National Corporation's Profit Sharing Plan as of March 1, 2002 in accordance with the provisions of City National Corporation's plan.

The Plan is a defined contribution plan covering former employees of the Company who have three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

(b) Contributions

No participant or Company contributions have been made to the Plan since the Plan's termination. Participants direct the investment of the monies held in their Plan account into various investment options offered by the Plan. The Plan offers City National Corporation common stock (previously Civic BanCorp common stock), mutual funds, a money market account, and a common/collective trust fund as investment options for participants.

(c) Participant Loans

Prior to the Plan's termination, participants were permitted to borrow from their fund accounts in accordance with Plan provisions and Internal Revenue Code (IRC) regulations. Following the Plan's date of termination, no new loans were permitted to be issued. Participant loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by the Plan's trustee or its affiliates plus 1%. Principal and interest are paid ratably through semimonthly payroll deductions.

(d) Participant's Accounts

Each participant's account is comprised of participant and Company contributions made prior to the Plan's termination, and Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. All participants became fully vested in any Company contributions on February 28, 2002 due to the Plan's termination.

(Continued)

(f) ***Benefit Payments***

Upon termination of service due to any reason, a participant may elect to receive either a lump-sum amount or annual installments equal to the value of the participant's vested interest in his or her account.

(g) ***Forfeited Accounts***

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $39,622 and $51,505, respectively. Forfeited nonvested accounts are first used to pay administrative expenses and then used to reduce future employer contributions. For the years ended December 31, 2003 and 2002, forfeitures of $11,548 and $25,313, respectively, were used to pay administrative expenses.

(h) ***Plan Amendments***

No Plan amendments were made during the 2003 Plan year.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

Effective February 28, 2002, the accompanying financial statements have been prepared on the liquidation basis and present the net assets of the Plan available for benefits and the changes in those net assets. There was not a significant effect of changing from the accrual basis to the liquidation basis as the net assets had previously been presented at fair value.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Plan's investment in the common/collective trust fund is valued at fair value as determined by the trustee based on the market value of the underlying assets of the fund. The investment in common stock of City National Corporation is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

(Continued)

Investment valuation and return are subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, investment returns may vary from period to period and in future periods depending on the underlying investments, and these variations could be significant.

(d) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(e) ***Administrative Expenses***

Forfeitures are used to pay the administrative expenses of the Plan.

(f) ***Risks and Uncertainties***

The Plan provides for various investment options in mutual funds, common stocks, and common/collective trusts. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(3) Investments

The following table presents the fair value of investments as of December 31, 2003 and 2002 with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2003			2002
Wells Fargo S&P 500 Stock Fund	$	994,882		$	1,393,330
Wells Fargo Bank Money Market Fund		487,133			1,342,973
American Advantage Balanced Fund		572,365			828,685
City National Corporation Common Stock		495,828			697,075
Wells Fargo Bank Strong Government Securities Fund		148,795	*		419,065
Wells Fargo Bank Strong Corporate Bond Fund		96,495	*		325,066
Franklin Small Cap Growth Fund		261,949			265,981
All other investments less than 5%		778			28,209
Total	$	3,058,225		$	5,300,384

* Less than 5%, included for comparative purposes.

(Continued)

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $607,409 and $(754,394), respectively, as follows:

	2003	2002
Common/collective trust	$ 260,383	$ (250,974)
Common stock	160,027	10,165
Mutual funds	186,999	(513,585)
Total	$ 607,409	$ (754,394)

(4) Party-in-Interest Transactions

Certain Plan investments are shares of money market funds managed by Wells Fargo Bank and shares of common stock of City National Corporation. Wells Fargo Bank is the trustee and City National Corporation is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated October 7, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net decrease in net assets per the financial statements for the years ended December 31, 2003 and 2002 to the Form 5500:

	2003	2002
Net decrease in net assets per the financial statements	$ (2,242,159)	$ (1,794,602)
Less excess contribution distribution from prior year	—	(11,535)
Add employer contributions receivable from prior year	—	510,543
Add employee contributions receivable from prior year	—	13,864
Net decrease in net assets per Form 5500	$ (2,242,159)	$ (1,281,730)

Schedule

CIVIC BANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
Cash and cash equivalents:		
Wells Fargo Bank*	Wells Fargo Bank Money Market Funds, 487,133 shares	$ 487,133
Total cash and cash equivalents		487,133
Mutual funds:		
Wells Fargo Bank*	Wells Fargo Bank Strong Corporate Bond Fund, 9,112 shares	96,495
Wells Fargo Bank*	Wells Fargo Bank Strong Government Securities Fund, 13,676 shares	148,795
Franklin	Franklin Small Cap Growth Fund, 8,668 shares	261,949
American Advantage	American Advantage Balanced Fund, 44,404 shares	572,365
Total mutual funds		1,079,604
Common/collective trusts:		
Wells Fargo Bank*	Wells Fargo Bank S&P 500 Stock Fund, 21,986 shares	994,882
Total common/collective trusts		994,882
Employer securities:		
City National Corporation*	City National Corporation common stock, 17,898 shares	495,828
Total employer securities		495,828
Participant loans*	One participant loan, maturing December 14, 2004; 6.0% interest rate	778
		$ 3,058,225

* Party in interest.

See accompanying Report of Independent Registered Public Accounting Firm.